# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Newbury Street II Acquisition Corp, CIK 0002028027
CUSIP: G6439S109
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 121 HIGH STREET FLOOR 3, BOSTON, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 11/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002094528

## Reporting persons
- Earthman Garrett James: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 195,402; shared voting power 0; sole dispositive power 195,402; shared dispositive power 0; aggregate amount beneficially owned 195,402 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Newbury Street II Acquisition Corp
Address of issuer's principal executive offices: 121 HIGH STREET FLOOR 3, BOSTON, MASSACHUSETTS, 02110.

## Item 2. Person Filing
Name of person filing: Garrett James Earthman
Address of principal business office or, if none, residence:
D81 CALLE C STE 301
PMB 0704
DORADO, PR 00646-2051
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 195,402 Class A Ordinary Shares, held directly by the Reporting Person in brokerage accounts, including an individual retirement account, over which the Reporting Person has sole voting and dispositive power.
Percent of class: 6.3% (approximately 6.28%) - The percentage is calculated based on 3,113,295 Class A Ordinary Shares outstanding as of November 4, 2026, as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 4, 2026.
Sole power to vote or to direct the vote: 195,402
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 195,402
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Earthman Garrett James: Garrett Earthman, Individual (11/12/2026)